Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Internal story: Riley/Energy Delivery Quarterly Employee Meetings

Meeting Challenges Head On: Riley Recaps a Great 2012 for Energy Delivery

Over the course of four days, more than 300 employees gathered for the latest round of quarterly meetings with Rick Riley, vice president of energy delivery. Riley and his leadership team recapped a successful 2012 and answered many questions from the audience, which also included employees from other parts of the business who may be considering positions with ITC following its transaction with Entergy.

Mike Vaughan, vice president of asset management, and Jon Jipping, executive vice president and chief operating officer of ITC Holdings Corp., joined Riley and helped provide additional insight on what employees should expect upon the closing of the Entergy-ITC transmission transaction.

“Hearing the status and direction of the ITC merger was most helpful,” said Emily McElroy, senior analyst, transmission billing & settlement. “This is on the minds of most Entergy employees right now and those updates are anticipated and appreciated. I especially appreciated the integrity and compassion with which Rick and Mike answered our questions. They were sincere and demonstrated how valuable every employee is to the transmission organization.”

Dean Adams, manager, area T&S construction management, agreed.

“Rick’s taking time out of his busy schedule to meet with employees gives us the opportunity to understand the issues and to receive answers to individual questions around the ITC transaction,” he said. “Knowing where things stand in the process in addition to the timeline for regulatory approval is especially helpful.”

And while the separation and merger of Entergy’s transmission business into ITC was top of mind for most, Riley used the meetings to congratulate employees on a job well done in 2012. Riley noted some of the top 2012 accomplishments, including the transition of the Independent Coordinator of Transmission arrangement to a new provider - The Midwest Independent Transmission System Operator. The hand-off from the former operator to MISO took place at 12 a.m. on Dec. 1—and the transition was seamless and uneventful.

In other major news, Riley reported that the 2012 SERC Reliability Corporation audit found Entergy’s transmission system fully compliant—an “outstanding result.” SERC is the nonprofit corporation responsible for promoting and improving the reliability, adequacy and critical infrastructure of the bulk power supply systems in 16 central and southeastern states.

Riley also complimented energy delivery employees for their efficiency in meeting financial and capital improvement targets in 2012. Transmission engineering’s workload increased 41 percent in 2012 from 2011, yet the team still achieved 99 percent on-time delivery.

And as Entergy gears up for hurricane season 2013, Riley used the meetings to recognize employees for their record-setting restoration performance following Hurricane Isaac last year. The Isaac storm response helped the company win the Edison Electric Institute’s Award for Recovery Assistance -- the 15th straight year, every year the recognition has been awarded.

Next Steps in the ITC transaction

Jon Jipping, who has become a familiar face among energy delivery employees over the last year, talked about the upcoming steps in the transaction approval process, which include an ITC shareholder meeting on April 16 and hearings with public service commissions, beginning with Texas in late May and concluding with Mississippi in early August.

Riley, Jipping and Vaughan then answered employees’ questions concerning everything from benefits to equipment and company procedures. Employees who will be moving to ITC should expect the next in the three-part series of employee bulletins from ITC next month. This bulletin will outline more info on benefits, policies and any open questions from the last round of ITC face-to-face benefit meetings.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (ITC) with the SEC in connection with the proposed transaction) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.